UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 28, 2022

Commission File Number: 001-36891

Cellectis S.A.
(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry
75013 Paris, France
+33 1 81 69 16 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717 and 333-258514), to the extent not superseded by documents or reports subsequently filed.

Exhibit	Title

99.1	Press release, dated September 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellectis S.A.
(Registrant)

Date: September 28, 2022	/s/ André Choulika
André Choulika
Chief Executive Officer